SCMP GROUP

082-03327

[redacted]

Direct Line Direct Fax

BY REGISTERED POST

09047030

15 September 2009

Exemption No. 33-51010

RECEIVED
2009 SEP 30 A 7:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

Attention: Ms Sandra Folsom

Dear Sirs,

SUPPL

SCMP Group Limited (Exemption ~~No. 33-51010~~)

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement of Interim Results for the Six Months Ended 30 June 2009

The Interim Report 2009 will be available by the end of September and dispatched to you by then.

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

Enclosure

VL/vc

DLW 9/30

CoSec\Interim2009\Announcement-Distribution.doc

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2009

INTERIM RESULTS

The Directors of SCMP Group Limited (the "Company") would like to announce the unaudited interim results of the Company and its group of companies (the "Group") for the six months ended 30 June 2009. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Audit Committee of the Company. The review report of the auditors will be included in the interim report sent to the shareholders of the Company.

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	**(Unaudited) 30 June 2009 *HK$'000***	(Audited) 31 December 2008 *HK$'000*
ASSETS			
Non-current assets			
Property, plant and equipment		**507,594**	502,580
Investment properties		**873,100**	986,100
Lease premium for land		**114,186**	13,969
Intangible assets		**23,937**	24,729
Interests in associates		**49,099**	53,334
Available-for-sale financial assets		**165,366**	105,074
Defined benefit plan's assets		**56,868**	60,104
		1,790,150	1,745,890
Current assets			
Inventories		**27,335**	38,904
Accounts receivable	*3*	**117,578**	187,428
Prepayments, deposits and other receivables		**13,435**	23,411
Cash and bank balances		**216,957**	272,015
		375,305	521,758
Total assets		**2,165,455**	2,267,648

CONDENSED CONSOLIDATED BALANCE SHEET (continued)

	Notes	(Unaudited) 30 June 2009 HK$'000	(Audited) 31 December 2008 HK$'000
EQUITY			
Capital and reserves			
Share capital	4	**156,095**	156,095
Reserves		**1,746,364**	1,722,944
Proposed dividend		**-**	31,219
		1,746,364	1,754,163
Shareholders' funds		**1,902,459**	1,910,258
Minority interests		**24,536**	20,114
Total equity		**1,926,995**	1,930,372
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		**122,865**	125,861
		122,865	125,861
Current liabilities			
Accounts payable and accrued liabilities	5	**94,119**	142,466
Subscriptions in advance		**15,368**	24,550
Current income tax liabilities		**6,108**	44,399
		115,595	211,415
Total liabilities		**238,460**	337,276
Total equity and liabilities		**2,165,455**	2,267,648
Net current assets		**259,710**	310,343
Total assets less current liabilities		**2,049,860**	2,056,233

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Notes	(Unaudited) For the six months ended 30 June 2009 HK$'000	2008 HK$'000
Continuing operations			
Revenue	2	**336,529**	544,721
Other income		**2,111**	2,558
Staff costs		**(160,060)**	(189,217)
Cost of production materials		**(68,800)**	(76,985)
Rental and utilities		**(21,341)**	(20,453)
Depreciation and amortisation		**(27,328)**	(26,890)
Advertising and promotion		**(14,416)**	(16,722)
Other operating expenses		**(55,176)**	(74,147)
Operating (loss)/profit	2	**(8,481)**	142,865
Net interest income		**281**	841
Share of (losses)/profits of associates		**(836)**	428
(Loss)/profit before income tax		**(9,036)**	144,134
Income tax expense	6	**(1,422)**	(17,322)
(Loss)/profit for the period from continuing operations		**(10,458)**	126,812
Discontinued operations	7		
Profit for the period from discontinued operations		**-**	3,616
(Loss)/profit for the period		**(10,458)**	130,428
Other comprehensive income			
Fair value gain arising from reclassification of leasehold land to investment properties		**-**	8,436
Fair value gain on available-for-sale financial assets		**36,410**	(79,947)
Currency translation difference		**1,890**	(559)
Income tax relating to components of other comprehensive income		**-**	(1,351)
Other comprehensive income for the period, net of tax		**38,300**	(73,421)
Total comprehensive income for the period		**27,842**	57,007

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

	Notes	(Unaudited) For the six months ended 30 June **2009** *HK$'000*	2008 *HK$'000*
(Loss)/profit attributable to:			
Equity holders of the Company		**(14,880)**	124,542
Minority interests		**4,422**	5,886
		(10,458)	130,428
Total comprehensive income attributable to:			
Equity holders of the Company		**23,420**	51,121
Minority interests		**4,422**	5,886
		27,842	57,007
(Loss)/earnings per share	*8*		
Basic and diluted			
- Continuing operations		**(0.95) cents**	7.75 cents
- Discontinued operations		**-**	0.23 cents
		(0.95) cents	7.98 cents

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PREPARATION AND ADOPTION OF NEW/REVISED HKFRS

Basis of preparation and accounting policies

The unaudited condensed consolidated interim financial statements ("interim financial statements") are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2008, which have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS").

The accounting policies and methods of computation used in the preparation of these interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2008.

HKICPA has issued a number of new/revised accounting standards and interpretations that are effective for accounting periods beginning on or after 1 January 2009, including the following that are relevant to the preparation of the interim financial statements:

HKAS 1 (revised): Presentation of financial statements

HKAS 1 (revised) prohibits the presentation of items of income and expenses (that is 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All 'non-owner changes in equity' are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

The Group has elected to present one single statement of comprehensive income. The interim financial statements have been prepared under the revised disclosure requirements.

HKFRS 8: Operating segments

HKFRS 8 replaces HKAS 14, 'Segment reporting'. It requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in changes in the reportable segments presented, as the previously reported segment of newspapers, magazines and other publications has been split into newspaper segment and magazine segment.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Group has identified the Managing Director and Chief Executive Officer as the chief operating decision-maker.

1. BASIS OF PREPARATION AND ADOPTION OF NEW/REVISED HKFRS (continued)

HKFRS 7: Financial instruments: disclosures

The amendment to HKFRS 7 increases the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosures and requires some specific quantitative disclosures for financial instruments on the lowest level in the hierarchy. It also requires entities to provide additional disclosures about the relative reliability of fair value measurements. These disclosures will help to improve comparability between entities about the effects of fair value measurements. In addition, the amendment clarifies and enhances the existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. The Group will make additional relevant disclosures in its financial statements ending 31 December 2009.

HKICPA's improvements to HKFRS published in October 2008

HKICPA's improvements to HKFRS published in October 2008 sets out a number of amendments to HKFRSs. It includes an amendment to HKAS 28, 'Investments in associates'. The amendment clarified that an investment in an associate is treated as a single asset for the purpose of impairment testing and any impairment loss is not allocated to specific assets included within the investment, for example goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. Following the amendment, the Group now treats its investments in each associate as a single asset for the purpose of impairment testing. Any resulting impairment loss or subsequent reversal will not be allocated to goodwill.

The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning 1 January 2009, but are not currently relevant for the Group:

HKAS 23 (amendment), 'Borrowing costs'.
HKFRS 2 (amendment), 'Share-based payment'.
HKAS 32 (amendment), 'Financial instruments: presentation'.
HK(IFRIC) 9 (amendment), 'Reassessment of embedded derivatives' and HKAS 39 (amendment), 'Financial instruments: Recognition and measurement'.
HK(IFRIC) 13, 'Customer loyalty programmes'.
HK(IFRIC) 15, 'Agreements for the construction of real estate'.
HK(IFRIC) 16, 'Hedges of a net investment in a foreign operation'.
HKAS 39 (amendment), 'Financial instruments: Recognition and measurement'.

2. REVENUE AND SEGMENT INFORMATION

The chief operating decision-maker has been identified as the Managing Director and Chief Executive Officer of the Group. She reviews the Group's internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The Group has five reportable segments: newspaper, magazine, property, music publishing and video and film post-production. Newspaper segment is engaged in the publication of *South China Morning Post*, *Sunday Morning Post* and other related print and digital publications. It derives its revenue mainly from advertising and sales of newspapers. Magazine segment is engaged in the publication of various magazines in Chinese language and related print and digital publications. Its revenue is derived from advertising and sales of magazines. Property segment holds various commercial and industrial properties in Hong Kong. It also owns advertising billboards for outdoor advertising. It derives revenue through leasing out its properties and billboards. Music publishing segment derives its revenues from the sale of music video and audio discs and its music publishing rights. Video and film post-production segment is engaged in the provision of post-production services for movies, TV commercials and corporate videos. During the year ended 31 December 2008, the Group has disposed of its entire interest in the music publishing and video and film post-production businesses and they have been presented as discontinued operations.

The chief operating decision-maker assesses the performance of the operating segments based on a number of measures, including earnings before interest, tax, depreciation and amortisation (EBITDA) and profit or loss after tax. The Group considers that the measurement principles for profit or loss after tax are most consistent with those used in measuring the corresponding amounts in the Group's financial statements. Hence, profit or loss after tax is used for reporting segment profit or loss.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that: (i) interest in the profit or loss of associates is accounted for on the basis of dividend received or receivable in segment profit or loss while such interest is accounted for under the equity method in the Group's consolidated financial statements, (ii) investment in associates is measured at cost less accumulated impairment losses in segment assets while such investment is accounted for under the equity method in the Group's consolidated financial statements and (iii) the segment asset for Magazine includes a publishing title measured at recoverable amount. Such publishing title has not been recognised in the consolidated financial statements as the publishing title was internally generated by the Group.

The Group's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies. Transactions between reportable segments are accounted for on arm's length basis.

Turnover consists of revenue from all of the Group's reportable segments, which comprise newspaper, magazine, property, music publishing and video and film post-production segments, as well as other segments whose contributions to the Group's revenue and profit or loss are below the quantitative threshold for separate disclosures. The turnover for the six months ended 30 June 2009 and 2008 were HK$336,529,000 and HK$551,886,000 respectively.

2. REVENUE AND SEGMENT INFORMATION (continued)

The segment information for the six months ended 30 June 2009 and 2008 is as follows:

(a) Reportable segment profit or loss

	(Unaudited)								
	Continuing operations					Discontinued operations			
For the six months ended 30 June 2009	**Newspaper** *HK$'000*	**Magazine** *HK$'000*	**Property** *HK$'000*	**All other** *HK$'000*	**Total from continuing operations** *HK$'000*	**Music publishing** *HK$'000*	**Video and film post-production** *HK$'000*	**Total from discontinued operations** *HK$'000*	**Total** *HK$'000*
Total segment revenue	**264,233**	**63,466**	**11,621**	**120**	**339,440**	**-**	**-**	**-**	**339,440**
Inter-segment revenue	**(35)**	**(2,876)**	**-**	**-**	**(2,911)**	**-**	**-**	**-**	**(2,911)**
Revenue from external customers	**264,198**	**60,590**	**11,621**	**120**	**336,529**	**-**	**-**	**-**	**336,529**
Reportable segment profit/(loss)	**(17,734)**	**533**	**7,632**	**1,348**	**(8,221)**	**-**	**-**	**-**	**(8,221)**
For the six months ended 30 June 2008									
Total segment revenue	459,743	70,409	14,020	3,927	548,099	1,912	5,254	7,166	555,265
Inter-segment revenue	(80)	(3,001)	(200)	(97)	(3,378)	-	(1)	(1)	(3,379)
Revenue from external customers	459,663	67,408	13,820	3,830	544,721	1,912	5,253	7,165	551,886
Reportable segment profit	105,850	6,761	13,300	2,232	128,143	510	2,906	3,416	131,559

(b) Reportable segment assets

	Newspaper	Magazine	Property	All other	Total from continuing operations	Music publishing	Video and film post-production	Total from discontinued operations	Total
Reportable segment assets as at 30 June 2009	**883,783**	**143,377**	**993,225**	**175,964**	**2,196,349**	**-**	**-**	**-**	**2,196,349**
Reportable segment assets as at 31 December 2008	1,053,662	131,985	989,940	118,689	2,294,276	-	-	-	2,294,276

2. REVENUE AND SEGMENT INFORMATION (continued)

(c) Reconciliation of reportable segment profit or loss

	(Unaudited) For the six months ended 30 June	
	2009	2008
	HK$'000	*HK$'000*
Continuing operations:		
(Loss)/profit for reportable segments	**(9,569)**	125,911
Profit for all other segments	**1,348**	2,232
	(8,221)	128,143
Reconciling items:		
Share of (losses)/profits of associates under equity method of accounting	**(836)**	428
Dividend received from associates	**(1,401)**	(1,559)
	(2,237)	(1,131)
(Loss)/profit from continuing operations	**(10,458)**	127,012
Discontinued operations:		
Profit for reportable segments	**-**	3,416
(Loss)/profit for the period	**(10,458)**	130,428

3. ACCOUNTS RECEIVABLE

The Group allows an average credit period of 7 to 90 days to its trade customers. An ageing analysis of accounts receivables is as follows:

	Group			
	(Unaudited) 30 June 2009		(Audited) 31 December 2008	
	Balance	**Percentage**	Balance	Percentage
	HK$'000	**%**	*HK$'000*	%
Current	**52,954**	**44.3**	108,971	57.6
Less than 30 days past due	**31,553**	**26.4**	12,341	6.5
31 to 60 days past due	**9,617**	**8.0**	40,221	21.3
61 to 90 days past due	**14,745**	**12.4**	20,344	10.8
Over 90 days past due	**10,649**	**8.9**	7,226	3.8
Total	**119,518**	**100.0**	189,103	100.0
Less: Allowance for impairment	**(1,940)**		(1,675)	
	117,578		187,428	

4. SHARE CAPITAL

	Group and Company	
	(Unaudited)	(Audited)
	30 June 2009	31 December 2008
	HK$'000	*HK$'000*
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2008: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities are the following accounts payable:

	Group			
	(Unaudited) 30 June 2009		Audited 31 December 2008	
	Balance	**Percentage**	Balance	Percentage
	HK$'000	*%*	*HK$'000*	*%*
0 to 30 days	**12,211**	**66.9**	26,643	77.1
31 to 60 days	**2,070**	**11.3**	4,121	11.9
61 to 90 days	**2,689**	**14.7**	2,208	6.4
Over 90 days	**1,291**	**7.1**	1,595	4.6
Total accounts payable	**18,261**	**100.0**	34,567	100.0
Accrued liabilities	**75,858**		107,899	
Total accounts payable and accrued liabilities	**94,119**		142,466	

6. INCOME TAX EXPENSE

Hong Kong profits tax has been provided for at a rate of 16.5% (2008: 16.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

	Group (Unaudited) For the six months ended 30 June	
	2009	2008
	HK$'000	*HK$'000*
Current income tax		
- Hong Kong profits tax	**4,286**	28,400
- Overseas taxation	**132**	160
Deferred income tax		
- Resulting from a decrease in tax rate	**-**	(8,541)
- Relating to the origination and reversal of temporary differences	**(2,996)**	(2,697)
	1,422	17,322

7. DISCONTINUED OPERATIONS

During the year ended 31 December 2008, the Group disposed of its entire interest in the video and film post-production and the music publishing operations. Accordingly, the results of these operations are presented as discontinued operations in the income statement. An analysis of the results of the discontinued operations is as follows:

	Group (Unaudited) For the six months ended 30 June	
	2009	2008
	HK$'000	*HK$'000*
Revenue	-	7,165
Other income	-	1
Staff costs	-	(4,923)
Cost of production materials	-	(2,705)
Rental and utilities	-	(480)
Depreciation and amortisation	-	(60)
Advertising and promotion	-	(21)
Other operating expenses	-	(524)
Net interest income	-	7
Loss of discontinued operations	-	(1,540)
Gain on disposal of discontinued operations	-	5,156
Profit for the period from discontinued operations	-	3,616

7. **DISCONTINUED OPERATIONS (Continued)**

Cash flows from discontinued operations are as follows:

	Group (Unaudited) For the six months ended 30 June	
	2009	2008
	HK$'000	*HK$'000*
Net cash used in operating activities	-	(1,997)
Net cash used in investing activities	-	(28)
Net decrease in cash and cash equivalents	-	(2,025)

8. **(LOSS)/EARNINGS PER SHARE**

The calculation of basic and diluted (loss)/earnings per share is based on the (loss)/profit for the period attributable to shareholders as shown below and 1,560,945,596 (2008: 1,560,945,596) shares in issue during the period. (Loss)/profit attributable to shareholders of the Company from continuing operations and discontinued operations are analysed as follows:

	Group (Unaudited) For the six months ended 30 June	
	2009	2008
	HK$'000	*HK$'000*
Continuing operations	**(14,880)**	120,926
Discontinued operations	-	3,616
	(14,880)	124,542

As at 30 June 2009 and 2008, there were no share options outstanding that enable the holders to subscribe for shares in the Company.

9. **DIVIDEND**

A 2008 final dividend of HK2 cents per share, totalling HK$31,219,000 was paid in May 2009. A 2007 final dividend of HK10 cents per share, totalling HK$156,095,000 was paid in May 2008.

The Directors have resolved not to declare any interim dividend for the period (2008: HK6 cents per share or HK$93,657,000).

MANAGEMENT DISCUSSION AND ANALYSIS

OPERATING RESULTS OF THE GROUP

The Group's consolidated operating results for six months ended 30 June 2009 and 2008 were as follows:

(HK$ millions, except per share amounts)	**For the six months ended 30 June 2009**	2008	% Change
Continuing operations:			
Revenue	**336.5**	544.7	(38)
Staff costs	**(160.1)**	(189.2)	(15)
Production costs	**(68.8)**	(77.0)	(11)
Rental and utilities	**(21.3)**	(20.5)	4
Advertising and promotions	**(14.4)**	(16.7)	(14)
Other operating expenses	**(55.2)**	(74.1)	(26)
Operating costs before depreciation and amortisation	**(319.8)**	(377.5)	(15)
Depreciation and amortisation	**(27.3)**	(26.9)	1
Operating (loss)/profit from principal activities	**(10.6)**	140.3	*
Other income	**2.1**	2.6	(19)
Operating (loss)/profit	**(8.5)**	142.9	*
Net interest income	**0.2**	0.8	(75)
Share of (losses)/profits of associates	**(0.8)**	0.4	*
Taxation	**(1.4)**	(17.3)	(92)
(Loss)/profit from continuing operations	**(10.5)**	126.8	*
Discontinued operations:			
Net gain from discontinued operations	**-**	3.6	(100)
(Loss)/profit for the period	**(10.5)**	130.4	*
Minority interests	**(4.4)**	(5.9)	(25)
(Loss)/profit attributable to shareholders	**(14.9)**	124.5	*
(Loss)/earnings per share (HK cents)	**(1.0)**	8.0	*

* *Represents a decrease in excess of 100%*

Loss attributable to shareholders for the first half of 2009 was $14.9 million, compared with a profit of $124.5 million in the same period last year. The Group's businesses were seriously affected by the severe impact of the global financial crisis on business operation resulting in a significant drop in the Group's revenues.

As part of the efficiency improvement programs, staff costs decreased 15% or $29.1 million due to lower salary payment and bonus provision. Average headcount for the period dropped 10% as compared to last year as a result of disposal or suspension of non-core businesses and staff retrenchment. Production costs decreased 11% resulting from lower newsprint consumption and the suspension of the book publishing business last year. The drop in newsprint consumption was partly offset by higher newsprint cost. Average 45gsm newsprint cost rose from US$604 per metric ton in 1H08 to US$823 per metric ton in 1H09. Market price of newsprint began to drop since the last quarter of 2008 and the latest order price of 45gsm newsprint is US$473 per metric ton. Other operating expenses were generally lower than last year, reduced by 26% or $18.9 million, mainly because of various cost saving initiatives driven by management.

FINANCIAL REVIEW BY BUSINESS

Newspaper publishing

South China Morning Post's revenue dropped 43% to $264.2 million due to significant decline in advertising sales in line with the general market trend.

Display advertising volume and yield dropped across most products. The continued weakness in Hong Kong's economy has been extremely challenging for our advertising business. Banking & finance, airlines and overseas property categories were particularly affected.

Recruitment activity remained quiet, all key sectors dropped with government and education appointments being the least affected.

Notices revenue dropped 44%, within which revenue from IPO related activities dropped 73%. There were a total of 14 IPOs listed in the first half of 2009 compared with 31 IPOs in the first half of 2008.

In response to the difficult operating environment, management had initiated various cost reduction programs to mitigate the impact of the revenue shortfall on the Group's profit and cash. We had instituted a temporary company-wide salary reduction program and a rightsizing exercise to maintain the company's viability and competitiveness. We had also achieved significant savings through using lighter weight newsprint and reducing the pagination of certain sections of the paper.

Based on the un-audited circulation figures for the first half of the year, average circulation of *South China Morning Post* and *Sunday Morning Post* dropped 6% and 7% respectively when compared to same period last year. The swine flu spread in Hong Kong has impacted the circulation in the hospitality segment in particular.

Magazine publishing

Operating profit from the Magazine division declined in the first half of 2009, mainly due to lower advertising revenues and our continued investment in our PRC titles. While advertising sales of all titles have been affected by the difficult business environment, the women's titles in Hong Kong continued to be profitable.

Property

Profits from our property portfolio dropped due in part to the expiry of the lease for our property on Leighton Road in December 2008. The Leighton property will be occupied for our own use upon the expiry of the lease for the Somerset office in late 2009. We shall achieve significant savings in office rental expenses starting from 2010.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Group's main source of liquidity is recurring cash flows from the publishing business which is supplemented from time to time by banking facilities.

The Group's cash and bank balances are held predominantly in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations.

As at 30 June 2009, the Group had no gearing (after deducting bank balances and deposits). The ratio of current assets to current liabilities was 3.2 times.

The Group managed to maintain a very strong cash position and expects its cash and bank balances, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, to finance planned capital expenditures and to pay dividends.

Operating Activities

The newspaper publishing business was the major source of the Group's cash flow from operating activities. Net cash generated from operating activities for the period was $13.1 million compared with $124.8 million for the same period last year. The lower cash inflow was caused by the drop in advertising income.

Investment Activities

Net cash outflow from investing activities for the period was $36.9 million compared with an inflow of $4.7 million for the same period in 2008. The major cash outflow items for this period include investments in corporate bonds of $23.7 million to improve returns on our capital and capital expenditure of $18.8 million, which was spent mainly on the office relocation project during the period.

Financing Activities

Net cash used in financing activities for the period was for payment of the 2008 final dividend.

OUTLOOK

Signs of significant recovery are still not obvious in the second half of the year. Initial feedback from advertisers suggests that they are still cautious about their spending. Our sales team will seek new revenue streams through tactical campaigns and response driven advertising. On the recruitment side, we believe that hiring activities should pick up in the second half of the year. We also expect more IPOs due to strong investor interests in recent IPOs for companies from the Mainland.

The Group will continue to explore new revenues drivers and growth opportunities. Efficiency improvement programs will continue to reduce operating expenses for the Group. With aggressive cash collection practice and proactive working capital management, the Group is confident to maintain its strong cash position.

STAFF

As at 30 June 2009, the Group had 885 employees compared with 943 as at 31 December 2008. Salaries of employees are maintained at competitive levels while discretionary bonuses are granted based on individual and business performance. Other employee benefits include provident fund, medical insurance and share option scheme.

INTERIM DIVIDEND

The Directors have resolved not to declare any interim dividend for the six months ended 30 June 2009 (2008: HK6 cents per share).

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the six months ended 30 June 2009.

CORPORATE GOVERNANCE

The Board of Directors (the "Board") and management are committed to upholding the Group's obligations to shareholders. We regard the promotion and protection of shareholders' interests as one of our priorities and keys to success.

Over the years, the Group has put in place sound corporate governance practices to ensure it adheres to the highest ethical and business standards. The key test of corporate governance practices is if they align the interests of management with those of shareholders to adequately protect and promote shareholders' interests. The Group constantly reviews these guidelines and policies and implements new ones to ensure they remain relevant and practical in today's fast changing business environment and market expectations.

The corporate governance principles adopted by the Group during the six months ended 30 June 2009 are in line with the corporate governance statement as set out in the Company's 2008 Annual Report. During the period, the Group's corporate governance practices have complied with all the code provisions of the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

AUDIT COMMITTEE

The Company established an Audit Committee in 1998 with written terms of reference. The Audit Committee currently comprises four Independent Non-executive Directors, namely Dr. The Hon. Sir David Li Kwok Po, The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang and Mr. Wong Kai Man. With effect from 24 August 2009, Dr. The Hon. Sir David Li Kwok Po was appointed the chairman of the Audit Committee in place of Mr. Peter Lee Ting Chang who stepped down and remains a member of the Committee. The Audit Committee met once in the first six months of 2009. The Audit Committee has reviewed the Group's unaudited interim results for the six months ended 30 June 2009.

REMUNERATION COMMITTEE

The Company established a Remuneration Committee in 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and a Non-executive Director, Mr. Kuok Khoon Ean.

NOMINATION COMMITTEE

The Company established a Nomination Committee in 2005 with written terms of reference. The Nomination Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and the Non-executive Chairman, Dr. David J. Pang.

On Behalf of the Board
David J. PANG
Chairman

Hong Kong, 14 September 2009

As at the date of this announcement, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

The Company's Interim Report 2009 containing all the information required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the website of Hong Kong Exchanges and Clearing Limited ("HKEx") in due course and will be dispatched to shareholders before end of September 2009.

This interim results announcement is available for viewing on the website of HKEx at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*